SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---


                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

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                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                             A PUBLICLY-HELD COMPANY

            CNPJ/MF n(0)02.558.132/0001-69


                  TO ALL SHAREHOLDERS

                              PAYMENT OF DIVIDENDS

We hereby inform all shareholders of Tele Centro Oeste Celular Participacoes S.A. ("TCO") that on March 12, 2002 the Board of Tele Centro Oeste Celular ("TCO") decided to credit dividends relative to the fiscal year ended December 31, 2001, in the value of R$ 0.000110843947 per share, as anticipation of the minimum compulsory dividend relative to fiscal year 2001.

The value of the dividends will be calculated based on the position of shareholders stock at March 25, 2002 and will be paid free of income tax.

The payment of the above-mentioned dividends will be effected by BANCO ABN AMRO REAL S/A - the depositary institution for the respective shares - at a date to be decided in a General Shareholders Meeting to be held in 2002.

The shareholders using Fiduciary Custodies will have their dividends credited in accordance with the procedures provided by the Stock Markets.

We insist on the fact that as of March 26, 2002 inclusive, any of these shares will have to be traded in the market on an EX-DIVIDEND basis.

Further information may be obtained from the Stock Department of ABN AMRO REAL S/A, located at AV. PAULISTA, 1374, 8(0) ANDAR - CERQUEIRA CESAR - SAO PAULO - SP - CEP. 01310-916.

                            Brasilia, March 13, 2002


                          MARIO CESAR PEREIRA DE ARAUJO
                    President and Head of Investor Relations



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

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: March 15, 2002              By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President